UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Resolves Class Action Lawsuit
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have reached an agreement to settle the securities class action lawsuit pending in the U.S. District Court of Northern California. After submission of the proposed settlement agreement to the court on February 16, 2010, the court granted preliminary approval of the settlement on February 17, 2010. The settlement is not final until the class receives notice of the settlement and the court grants final approval of the settlement terms.
     Under the terms of the agreement, all of the claims in the securities class action lawsuit will be dismissed with prejudice. All of the defendants will receive a complete release of all the claims alleged in the case. The settlement agreement expressly states that it does not include any finding that any defendant committed any wrongful act. The defendants continue to maintain that the allegations in the case have no merit at all. To avoid legal expenses, uncertainties and distraction of management, we have elected to settle the case. As part of the settlement terms, we and our insurance carrier will pay a total of $16 million (approximately 5% of the alleged damages) to compensate the class members and to cover all legal and administrative expenses.
     Our press release issued on March 3, 2010 is attached hereto as Exhibit 99.2.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: March 3, 2010

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Resolves Class Action Lawsuit
XINYU CITY, China and SUNNYVALE, Calif., March 3, 2010 — LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has reached an agreement to settle the securities class action lawsuit pending in the U.S. District Court of Northern California. After submitting the proposed settlement agreement to the court on February 16, 2010, the court granted preliminary approval of the settlement on February 17, 2010. The settlement is not final until the class receives notice of the settlement and the court grants final approval of the settlement terms.
Under the terms of the agreement, all of the claims in the securities class action lawsuit will be dismissed with prejudice. All of the defendants will receive a complete release of all the claims alleged in the case. The settlement agreement expressly states that it does not include any finding that any defendant committed any wrongful act. The defendants continue to maintain that the allegations in the case have no merit at all. To avoid legal expenses, uncertainties and distraction of management, LDK Solar elected to settle the case. As part of the settlement terms, LDK Solar and its insurance carrier will pay a total of $16 million (approximately 5% of the alleged damages) to compensate the class members and to cover all legal and administrative expenses.
“After more than a two year-period of litigation, LDK Solar believes the settlement is in the best interest of the Company and its shareholders,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “The resolution of this matter puts the litigation behind us and reduces the Company’s ongoing legal expenses.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement — LDK Solar
This press release contains forward-looking statements within the meaning of the safe harbour provisions of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, the terms of the settlement agreement may be objected to and/or may not receive final approval, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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